Deloitte

Deloitte &Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC V7X 1P4 Canada

Tel: 604-669-4466

Fax: 604-685-0395

www.deloitte.ca

August 20, 2008

British Columbia Securities Commission

Alberta Securities Commission

Dear Sirs:

Re: Strathmore Minerals Corp. (the Corporation)

As required by National Policy 51-102 (NI 51-102), we have reviewed the information contained in the Corporation's Notice of Change of Auditor dated August 19, 2008 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

"The Board of Directors of Strathmore Minerals Corp. (the Corporation) has resolved to propose to the shareholders of the Corporation at the next annual general meeting of the shareholders of the Corporation, that successor auditors, Deloitte & Touche LLP Chartered Accountants, be appointed the auditors of the Corporation. The former auditors, Davidson & Company LLP has agreed to terminate their appointment as auditors of the corporation effective as of August 19, 2008, and such has been approved by the Corporation's audit committee and the board of directors.

TAKE NOTICE THAT:

1.

There were no reservations in the auditor's reports on the Corporation's financial statements for the period commencing at the beginning of the Corporation's two most recently completed financial years.

2.

In the opinion of the Corporation, as at the date hereof, there have been no Reportable Events (as such term is defined in National Instrument 51-102) in connection with the audits for the period commencing at the beginning of the Corporation's two most recently completed financial years."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Davidson & Company LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

Chartered Accountants

Cc:

Strathmore Minerals Corp.

Davidson & Company LLP